UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MICROMET, INC.

(Name of Issuer)

Common, $.00004 par value per share

(Title of Class of Securities)

13738Y 10 7 (CUSIP Number)

May 5, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13738Y 10 7	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

3i Group plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,940,435
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

2,940,435
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,940,435
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%[1]
12.	TYPE OF REPORTING PERSON*

OO

[1]	The percentage ownership is based upon 29,164,241 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarterly period ended March 31, 2006.

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Micromet, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 2110 Rutherford Road, Carlsbad, CA 92008

Item 2	(a).	Name of Person Filing

This Statement is being filed on behalf of 3i Group plc.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of 3i Group plc is 16 Palace Street, London, United Kingdom SW1 5JD.

Item 2	(c).	Citizenship

3i Group plc is organized under the laws of the United Kingdom.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, Par Value $.00004 per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 13738Y 10 7.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Page 3 of 5 Pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on May 5, 2006, 3i Group plc was the beneficial owner 2,940,435 shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

As of the close of business on May 5, 2006, 3i Group plc was the beneficial owner of 10.1% of the Common Stock of the Company. The aggregate percentage of Common Stock reported owned by 3i Group plc is based upon 29,164,241 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 8, 2006, based on representations made in the Company’s quarterly report for the quarter ending March 31, 2006 on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2006.

Item 4	(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,940,435

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

2,940,435

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

Dated: May 18, 2006

3i GROUP PLC

By:	/s/ Renee Aguiar-Lucander
Name:	Renee Aguiar-Lucander
Title:	Partner